FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 1st, 2021

1.       DATE, TIME AND PLACE: on June 1st, 2021, at 10:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: Rectification and ratification of decision taken by the Board of Directors Meeting, held on May 05, 2021, with regards to the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Rectification and ratification of decision taken by the Board of Directors Meeting, held on May 05, 2021, with regards to the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Pursuant Clause 5.5.2 of the Separation Agreement and Other Covenants, executed by Sendas Distribuidora S.A. (“Sendas”) and the Company, on December 14, 2020, Sendas and the Company undertaken to amend the current agreements related to: (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”), and to create and take necessary measures to approve new stock option plans of Sendas, substantially similar to the terms and conditions provided in the Plans. Therefore, the Board ratify the definition of the closing price related to trading dated as of March 1st, 2021 concerning Sendas and Company’s shares, as basis to split the strike price of the Company’s Stock Option Plan and subsequently the strike price of Sendas’ plans.

Upon the strike price split of shares pertaining to Series C4, C5, C6 and C7 of the Stock Option Plan, Messrs. members of the Board of Directors resolved, as recommended by the Financial Committee, to rectify the capital increase of the Company, approved on the Board of Directors Meeting held on May 5, 2021, to amend the amount of the capital increase from R$ 23,517,280.08 (twenty-three million, five hundred and seventeen thousand, two hundred and eighty reais and eight cents) to R$ 5,788,757.48 (five million, seven hundred and eighty-eight thousand, seven hundred and fifty-seven reais and forty-eight cents), due the issuance of 544,106 (five hundred and forty-four thousand and one hundred and six) common shares, whereas:

(i)	72,606 (seventy-two thousand and six hundred and six) common shares, at the issuance rate of R$ 13.98 (thirteen reais and ninety-eight cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 1,015,031.88 (one million, fifteen thousand, thirty-one reais and eighty-eight cents), due to the exercise of options from Series C4;

(ii)	22,363 (twenty-two thousand, three hundred and sixty-three) common shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 223.63 (two hundred and twenty-three reais and sixty-three cents), due to the exercise of options from Series B5;

(iii)	124,354 (one hundred and twenty four, three hundred and fifty-four) common shares, at the issuance rate of R$ 15.42 (fifteen reais and forty-two cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 1,917,538.68 (one million, nine hundred and seventeen thousand, five hundred and thirty-eight reais and sixty-eight cents), due to the exercise of options from Series C5;

(iv)	74,564 (seventy-four thousand, five hundred and sixty-four) common shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 745.64 (seven hundred and forty-five reais and sixty-four cents), due to the exercise of options from Series B6;

(v)	102,302 (one hundred and two thousand, three hundred and two) common shares, at the issuance rate of R$ 17.39 (seventeen reais and thirty nine cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 1,779,031.78 (one million, seven hundred and seventy-nine thousand, thirty-one reais and seventy-eighty cents) due to the exercise of options from Series C6;

(vi)	62,283 (sixty-two thousand, two hundred and eighty-three) common shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 622.83 (six hundred and twenty-two reais and eighty-three cents), due to the exercise of options from Series B7; and

(vii)	85,634 (eighty-five thousand, six hundred and thirty-four) common shares, at the issuance rate of R$ 12.56 (twelve reais and fifty-sixt cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 1,075,563.04 (one million reais, seventy-five thousand, five hundred and sixty-three reais and four cents) due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock, due the rectification above, shall change from the current R$ 5,873,383,865.77 (five billion, eight hundred and seventy three million, three hundred and eighty-three thousand, eight hundred and sixty-five reais and seventy-seven cents) to R$ 5.855.655.343,17 (five billion, eight hundred and fifty-five million, six hundred and fifty-five thousand, three hundred and forty-three reais and seventeen cents), fully subscribed and paid for, divided into 268,895,673 (two hundred and sixty-eight million, eight hundred and ninety-five thousand, six hundred and seventy-three) common shares with no par value.

Ratification of all other resolutions of the Company’s Minutes of Board of Directors held on May 05, 2021, that were not expressly amended hereby: The others resolutions of the Board of Directors held on May 5, 2021, which were not amended hereby are ratified.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, June 1st, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 2, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.